UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

 CARD ACTIVATION TECHNOLOGIES INC.
(Name of Registrant as specified in its charter)

Delaware	20-5769015
(State or other jurisdiction of incorporation or jurisdiction)	(I.R.S. Employer Identification Number)

53 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

(Address of principal executive offices)

Registrant’s telephone number, including area code: (312) 972-1662

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common stock, par value $.0001	Over-the-Counter

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to “Card Activation Technologies” the “Company,” “we,” “our” or “us” means Card Activation Technologies, Inc. a Delaware corporation.  Our principal place of business is located at  53 West Jackson Blvd., Suite1618, Chicago, Illinois60604-3749. Our telephone number is (312) 972-1662.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

ITEM 1.	BUSINESS

BUSINESS DEVELOPMENT

Card Activation Technologies Inc. (“Company”) is a Delaware corporation headquartered in Chicago, Illinois that owns proprietary patented payment transaction technology relating to debit and gift card transactions.

The patent was transferred to the Company by MedCom USA, Incorporated (“MedCom”) on the formation of the Company and in exchange for 146,770,504 shares of Common Stock.  On October 31, 2006, the MedCom board of directors declared a stock dividend to its shareholders of record at the end of business on December 15, 2006 of one share of Common Stock in the Company for every one share of common stock of MedCom owned by its shareholders, such stock being distributed on March 1, 2007. This was a dividend of 86,770,504 shares of our Common Stock.  MedCom retained the balance of 60,000,000 shares of Common Stock. MedCom is a publicly traded Delaware corporation, headquartered in Scottsdale, Arizona, that provides innovative healthcare and financial transaction solutions for electronically processing HIPAA compliant transactions within the healthcare industry.  MedCom provides a terminal based service package and a compatible web portal add-on for physicians, clinics and hospitals and dentists that include the following services: real-time transactions including; patient eligibility, referrals, claims status and service authorizations, 100% paperless claims processing, patient easy pay, credit/debit cards, and check guarantee.

The Company is a development stage company that was incorporated in August 2006 in order to own and commercially develop the assigned patent which covers  debit and gift card transactions. This process is utilized for debit cards, prepaid phone cards, gift cards, and affinity cards, and other cards. As of the date of this prospectus, we have never entered into any patent license agreements.

Our business has been a part of MedCom and our assets and liabilities consist of those that MedCom attributed to its card technology business. The board of directors of MedCom determined to separate its card technology business segment from its other business segments by means of a spin off of a portion of our stock to MedCom’s shareholders. To accomplish the spin off, MedCom declared a stock dividend effective at the end of business on December 15, 2006 and distributed on March 1, 2007,  for a substantial portion of its equity interests in our company, consisting of 86,770,504 shares of our common stock, to MedCom’s stockholders on a pro rata basis. Following the spin off, MedCom continues to own 60,000,000 shares of our common stock. No vote of MedCom’s stockholders was required or being sought in connection with the spin off and MedCom’s stockholders have no appraisal rights in connection with the spin off.

At the close of business on December 15, 2006, the shareholders of MedCom were entitled to a dividend of one share of the company’s common stock for each share owned of MedCom common stock. The shares were distributed on March 1, 2007.

We are a technology licensing company who intends to license our technology to retailers, supermarkets, convenience stores and other service providers such as phone companies, the post office and military stores who wish to provide consumers with debit and gift cards, and cards that can be encoded with monetary value for use for a subsequent purchase.

We intend to require, wherever our patents apply, reasonably appropriate annual royalty guarantees and advances from the retailer or service provider to enter into these licensing agreements, given the value added of our intellectual property.

By providing a licensing model, we expect to be able to convert many, if not all, of these providers to licensees for our patented system. With the multiples of number of outlets per chain, the revenue potential can be quite significant.

PRINCIPAL PRODUCTS

The patent covers the technology  for processing debit and gift card transactions. In one case, it involves the process for taking a card with magnetic strip or other data capture mechanism and activating the card by downloading a determined monetary value for the card for use at a later date for different types of transactions.  This process can be utilized for prepaid phone cards, gift cards, and affinity cards.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths, which positions us to further grow and become a dominant player in our industry:

➢	CAT is incorporated in Delaware with the focus on the licensing of the proprietary patented technology for processing debit and gift card transactions.

➢
We have identified hundreds of retail chains who the company believes are presently utilizing our patented technology in the use of debit cards, gift cards, phone cards, affinity cards and value cards.

➢	We intend to generate revenues primarily by charging licensing fees to the retailers who are utilizing our patented technology

➢
Under an administrative services agreement between the MedCom and us, we have agreed to share certain administrative functions and personnel until we can establish our own administrative operating systems and hire its own personnel.

Our Growth Strategies

➢
The Company was incorporated for the sole purpose of financing and litigation patent infringements related to the unauthorized use of our patented technology for the processing of debit, gift and other cards.

➢	The Company is looking at expanding its market and looks for an acquisition that complements the Company and generates revenues.

➢	Once we begin receiving royalties, we expect the revenues of such royalties shall permit us to be self-funding.

➢	We intend to require, wherever our patents apply, reasonable royalties in exchange for licensing our intellectual property.

➢	By providing a licensing model, we expect to be able to convert many, if not all, of these providers to licensees for our patented system.

Distribution Methods

The Company has the ability to market and sell licensing opportunities for   our patented technology relating to the processing of debit card, gift card, and other transactions at retail stores and other distribution outlets. This process can be utilized for prepaid phone cards, debit cards, gift cards, affinity cards, and other cards.

INDUSTRY OVERVIEW

From the increased use of phone cards populated with value by retailers to the expansion of debit cards and gift cards at major department stores and big box stores, to the creation of affinity cards by retailers building customer loyalty, and the sale of these cards in supermarkets, convenience stores, coffee shops and other outlets, the implementation of card usage and activation for consumers has been expanding greatly throughout the United States. Many retailers every day are adding this product availability to its sales efforts.

The Company believes that debit styled cards, which include gift cards, infringe the patent when the gift card is activated, when the gift card is used for purchasing items or when value is added to the gift card by the method disclosed in the patent.  The method, in general terms, requires that the card be processed through a counter-top terminal, and therefore processing a step through a terminal other than a counter top terminal would not infringe the patent.  As part of the due diligence involved in this matter, the professionals studies specific examples of counter top processing systems and conducted research into the magnitude of transactions involving the use of debit styled cards, which include gift cards.

There are many different companies offering phone cards. There are a number of different service companies offering gift card processing and there are a variety of different companies offering processing services. It is our understanding, arising from reports by professionals engaged by the Company by our Chief Executive Officer, through   that many, if not all of these companies, are utilizing those processes protected by the patent we own for activating these types of cards.

The Retail industry has adopted the method of utilizing and activating cards at the time of purchase in order to reduce theft and cost of holding cards with pre-loaded values included. Sales of these prepaid products, along with cash cards, prepaid phone cards and other stored value instruments, are projected to increase from $109 billion today to $132 billion in 2008.

The retailer benefits significantly because it receives revenue from the customer and provides an interest free float on those monies until the customer actually utilizes the card for purchasing. This creates a tremendous profit opportunity for the retailer which has resulted in their encouragement of consumers to acquire gift cards as a gift solution.

The retailer also benefits because a percentage of the cards are not fully utilized or used at all thereby providing a 100% profit to the retailer for the amount not used.

The retailer benefits thirdly from consumers who may not normally frequent the store, but do so because they have a gift card and then often increment the sale above the value of the gift card with additional purchases.

Lastly, the retailer accrues a benefit by reducing returns of merchandise from unsatisfied customers who received merchandise as gifts.

The company has not begun the process of operating this business and is still in the process of reviewing the impact of the patent infringement costs, and future cash flow from successful litigation.  The Company was incorporated for the sole purpose of financing and litigation patent infringements related to the unauthorized use of our patented technology.

COMPETITION

Competition in the technology industry is intense. The main competition is the entities that are using fully loaded cards with a predetermined value that are not activated. Also as technologies advances there is always a risk of new technology and more competition.  The overall market of the gift and affinity cards is very large and represents a large method of sales for companies.  The gift cards are sold at many companies to generate a way of generating a new revenue model for those companies that are selling our patent technology.

The Company believes that debit styled cards, which include gift cards, infringe the patent when the gift card is activated, when the gift card is used for purchasing items or when value is added to the gift card by the method disclosed in the patent.  The method, in general terms, requires that the card be processed through a counter-top terminal, and therefore processing a step through a terminal other than a counter top terminal would not infringe the patent.  As part of the due diligence involved in this matter, the professionals studies specific examples of counter top processing systems and conducted research into the magnitude of transactions involving the use of debit styled cards, which include gift cards.

PRODUCT SOURCES

New View Technologies, which was acquired by MedCom, acquired the patent and all patents were assigned by New View Technologies to MedCom and were subsequently assigned to Card Activation Technologies.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS

Patents:

The company received, through a spin off, the ownership of a patent of MedCom USA Incorporated.  MedCom has assigned its patent number 6,032,859 to the Company upon its formation

The Company has sent out notice of patent infringement to many carefully selected cases of unauthorized use of the company’s patent technology.

Pursuant to the above the following action has been taken:

On October 13, 2006 a patent infringement suit was filed against McDonald’s Corporation and Walgreen Co, et al, in the Federal District Court for the Northern District of Illinois.

On November 28, 2006 a patent infringement suit was filed against Sears Holding Corporation, also in the Federal District Court for the Northern District of Illinois.

Trademarks:

None at this time.

Licenses and Royalties:

In October, 2006, MedCom transferred the patent technology to the company. Presently, the company has sent notice of our patented technology to numerous companies and initiated three lawsuits against companies that have infringed the patent and will continue to pursue the litigation against those companies that have infringed the company’s patent. Once the company is successful in the pursuit of the patent infringers and in its licensing program, we anticipate receiving the appropriate royalties from the use of our technology by third parties by allowing licensing arrangements to our technology and anticipated royalties for the use of our patent.

Employees

As of December 15, 2006, we had two executive officers, Mr. Williams, President and Mr. Michael Malet our Executive Vice President. These gentlemen are employees of MedCom and do not receive any compensation from us at this time.  All executive officers will be providing as much time as needed to the Company. We have no full or part-time employees. Presently our business activities are focused on the lawyers that are overseeing the patent legal work.  The accounting costs will continue to be allocated between Medcom and ourselves.  The company has allocated nearly $95,054 of costs related to legal and accounting fees to process our SEC filings and costs to litigate our patent infringement technology.  Medcom paid approximately $55,000 in legal fees and $40,000 in accounting fees related to the filing of this SB2.  Upon securing a settlement for the company, the company will declare a salary for the existing officers of $5,000 per month and growing to $120,000 annually upon the settlement of future law suits.

Regulatory Mandates

No industry specific governmental approvals are needed for the operation of our business.

Reports to Security Holders

We will make available free of charge any of our filings as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission (“SEC”).  We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

The public may read and copy any materials we file with the Securities and Exchange Commission (“SEC”).  at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20002. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of our plan of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under the heading of “Risk Factors” and elsewhere in this prospectus.

Overview

Plan of Operations

We were incorporated in Delaware in August of 2006 as Card Activation Technologies, Inc.

Patent Technology

In October 2006, MedCom transferred the patented technology to the company. Presently, the company has sent notice of our patented technology to numerous companies and initiated three lawsuits against companies that have infringed patent and will continue to pursue the litigation against those companies that have infringed the company’s patent. Once the company is successful in the pursuit of the patent infringers and in its licensing program, we anticipate receiving the appropriate royalties from the use of our technology by third parties by allowing licensing arrangements to our technology and anticipated royalties for the use of our patent.

Results of Operations

We are a development stage company and have generated no revenues from the anticipated royalty income.

Liquidity and Capital Resources

The Company's operating requirements has been and will be funded primarily from its related party entity MedCom USA, Inc. The Company will use funds advanced Medcom. Currently, the Company costs are limited to professional fees and subject to a contingency fee from our patent litigation attorneys. We anticipate Medcom will continue to provide funds through a revolving line of credit of $250,000 which funds will be drawn down on an as needed basis until we begin to realize sufficient revenues from royalty payments.  Once we begin receiving royalties, we expect the revenues of such royalties shall permit us to be self-funding. In addition, the Company is looking at expanding its market and looks for an acquisition that complements the Company and generates revenues, although no such prospective acquisition candidates have been ascertained.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a development stage company and have generated no revenues from the anticipated royalty income.

Liabilities

We anticipate Medcom will continue to provide funds through a revolving line of credit of $250,000 which funds will be drawn down on an as needed basis until we begin to realize sufficient revenues from royalty payments.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

ITEM 3.	PROPERTIES

The company has its headquartered in rented office space adjacent to its patent counsel’s offices in Chicago, Illinois. At present, we require little dedicated office space. We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

The following table lists stock ownership of our Common Stock as of June 22, 2007. The information includes beneficial ownership by (i) holders of more than 5% of our Common Stock, (ii) each of two directors and executive officers and (iii) all of our directors and executive officers as a group. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them.

Name and Address of Owner	Title of Class	Number of Shares Owned (1)	Percentage of Class	Percentage of Class After Offering

William P. Williams 7975 N. Hayden Rd., Suite D333 Scottsdale, AZ 85258	Common Stock	6,979,833	4.8%	4.8%
William O. Bednarski 5820 Stoneridge Mall Road Suite 100 Pleasanton, CA 94588	Common Stock	670,838	0.5%	0.5%
Michael Malet 2102 Business Center Drive Suite G115 Irvine, CA 92612	Common Stock	792,001	0.5%	0.5%
All Officers and Directors As a Group (3 persons)	Common Stock	8,442,672	5.8%	5.8%
American Nortel Communications, Inc. 7975 N. Hayden Rd., Suite D333 Scottsdale, AZ 85258	Common Stock	21,505,469	14.6%	14.6%
MedCom USA, Incorporated 7975 N. Hayden Rd., Suite D333 Scottsdale, AZ 85258	Common Stock	60,000,000	40.9%	40.9%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has adopted an employee stock option plan, which acts as an incentive stock option plan, under which the Company’s officers, directors, consultants, and employees will be eligible to receive, in relevant part, either securities or stock options exercisable for the Company’s securities at exercise prices that may be equal to or lower than the offering price. The Company has reserved 1,000,000 shares of Common Stock for issuance under this plan. No options have been issued under this plan.

CHANGES IN CONTROL.

There are no arrangements which may result in a change in control.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is information regarding the Company’s current directors and executive officers. There are no family relationships between any of our directors or executive officers. The directors are elected annually by stockholders. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Title

William P. Williams	53	President, Chief Executive Officer, principal Accounting Officer, Director

Michael Malet	59	Executive Vice President

William P. Williams, President, Chief Executive Officer, Principle Accounting Officer, and Director

William P. Williams has been the Chairman, Chief Executive Officer and principal Accounting Officer of the Company since inception and has held the same positions with MedCom since August 2001. He is also currently Chief Executive Officer and Chairman of the Board for American Nortel Communications, Inc., a publicly traded company located in Scottsdale, Arizona, which is in the business of long-distance telephone service domestically, as well as internationally.  From 1983 to 1995, he was President and Chairman of the Board of Shelton Financial, Inc., a financial factoring firm headquartered in San Antonio, Texas.  Mr. Williams has a Bachelor of Arts and a Master of Business Administration in Finance from Baylor University

Michael Malet, Executive Vice President

Mr. Malet has served as Executive Vice President of MedCom since 2001.  From 1998 to 2001 he was the chief operating office of MedCom.  From 1995 to 1997 he was President of New View Technologies Inc. which manufactured on-line phone card vending machines and produced software for point-of-sale terminals for the activation of debit transactions and phone card/gift card activation.  New View Technologies was purchased by MedCom in 1998.  From 1986 to 1994 he was President of Keyosk Corporation, a manufacturer of on-line intelligent vending machines.

William Bednarski has resigned as Chief Operating officer to pursue and new opportunity with another company as Chief Executive officers.

Audit Committee Financial Expert

The Company does not have an audit committee or a compensation committee of its board of directors. In addition, the Company’s board of directors has determined that the Company does not have an audit committee financial expert serving on the board. When the Company develops its operations, it will create an audit and a compensation committee and will seek an audit committee financial expert for its board and audit committee.

ITEM 6.	EXECUTIVE COMPENSATION.

At the present time, none of the company’s officers receive any compensation from the company. It is anticipated that once the company begins to generate revenues, the company’s Officers, will begin receiving compensation from the company, but the amount has yet to be determined. In addition, it is anticipated that the Company will provide the officers with normal and customary benefits, including health, vacation, expense reimbursement, and retirement plan contributions.

There is currently no arrangement with any of the officers to provide compensation for their executive services to the Company.

Non-Employee Director Compensation

The Company has no formal plan for Director Compensation, but anticipates that it will reimburse the reasonable and customary expenses of any future non-employee directors associated with their service on the board, including travel expenses and standard fees for attending board meetings. In addition, the Company has established the 2006 Stock Option Plan (the “Plan”) for employees, directors and consultants and reserved 1,000,000 shares for issuance under the Plan. At the date hereof, no options have been issued under this Plan.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no material transactions during the past two years between us and any officer, director or any stockholder owning greater than 5% of our outstanding shares, nor any of their immediate family members.

Card Activation is managed by its key officer and director William P. Williams as of September 30, 2006.  Mr. Williams is a controlling shareholder, sole officer, and director of MedCom.

ITEM 8.	DESCRIPTION OF SECURITIES

General -Description of Capital Stock

The Company has authorized a total of 176,000,000 shares, consisting of 175,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.001 per share. As of March 31, 2007, the Company had 146,770,504 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, if any, and any other restrictions, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds. The Company and its predecessors have not declared any dividends in the past. Further, the Company does not presently contemplate that there will be any future payment of any dividends on Common Stock.

Preferred Stock

Our board of directors has the authority to issue 1,000,000 shares of preferred stock in one or more series and to determine all of the rights, preferences, privileges and restrictions of the preferred stock. As of the date of this prospectus, the Company does not have any preferred stock issued or outstanding. If we issue any preferred stock in the future, it may have the effect of delaying or preventing a change in control without further action by our stockholders and may adversely affect the voting, dividend and other rights of the holders of our common stock. In addition, the issuance of preferred stock with voting and/or conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Options

The Company has established a 2006 Stock Option Plan (the “Plan”) for employees, directors and consultants and reserved 1,000,000 shares for issuance under the Plan. At the time of this Offering, no options have been issued under this Plan.

Dividend Policy

The Company has not paid any dividends on its capital stock and does not expect to pay dividends for the foreseeable future.

Stock Option Plan

On October 31, 2006, the Company adopted an employee stock option plan, which acts as an incentive stock option plan, under which the Company’s officers, directors, consultants, and employees will be eligible to receive, in relevant part, either securities or stock options exercisable for the Company’s securities at exercise prices that may be equal to or lower than the offering price. The Company has reserved 1,000,000 shares of Common Stock for issuance under this plan. No options have been issued under this plan.

PART II

ITEM 1.	MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our securities although we expect one to develop once the company’s shares are approved for quotation on the OTC Bulletin Board once a market maker seeks to trade it. As of December 15, 2006, 175,000,000 shares of our Common Stock were authorized for issuance and 146,770,504 shares of Common Stock were issued and outstanding. As of December 15, 2006, 1,000,000 shares of our Preferred Stock were authorized for issuance and no shares of Preferred Stock were issued and outstanding.

We will not commence seeking a market for our common stock until the registration statements have cleared all comments from the Securities and Exchange Commission.  Once we have cleared comments, management intends to request a market maker to file a Form 211 to be approved for trading  on the NASDAQ Over the Counter OTC:BB.  The company is not permitted to file a form 211 with the OTCBB as only Market Makers may apply to the OTCBB for the issuer to get approval to quote the security on the Exchange.

Holders of Record

As of March 31, 2007, we had approximately 486 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

ITEM 2.	LEGAL PROCEEDINGS

As of December 15, 2006, we had initiated lawsuits against McDonald’s Corporation, Walgreen Co. and Sears Holding Corporation for infringing its payment transaction patent but no responses had been filed in those actions by the defendants. As of the date herein, there are no pending or threatened legal proceedings against the Company.

Card Activation, through its attorneys, has sent letters to over 120 potential infringers of the patent, placing the infringers on notice of the patent and seeking a license agreement under the patent.  Card Activation has sued six parties and to date Card Activation has settled a lawsuit with one infringer.  That infringer, McDonald Corporation, has taken a license under the patent.  We have settled with McDonalds however the terms and conditions of the settlement are bound under a confidentiality agreement.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State Delaware allows a corporation to indemnify any officer, director, employee or agent who is a party or is threatened to be made a party to a litigation by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer if:

•	the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation; and

•	with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Our Certificate of Incorporation provides for the indemnification of our officers and directors to the maximum extent permitted by Delaware law, and also provide that:

No director of the Corporation shall have any personal liability to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision eliminating such personal liability of a director shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under §174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.  If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Company’s bylaws provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by the Delaware General Corporation Law, against all expenses and liabilities reasonably incurred in connection with services for the Company or on its behalf.

 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

ITEMS 1 AND 2.	INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

The financial statements required by this Part F/S are contained under the sections “Card Activation Technologies, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

Exhibit
No.	Description

3.1	Certificate of Incorporation of Card Activation Technologies Inc., filed with the Secretary of State of Delaware August 29, 2006 *

3.2	Bylaws of Card Activation Technologies Inc. *

5.1	Opinion of Joseph I. Emas, Attorney at Law *

5.2	Tax Opinion of David M. Kozak, of Mohr, Hackett, Pederson, Blakley, and Randolph PC*

10.1	The Company 2006 Stock Option Plan *

10.2	Separation Agreement with MedCom *

10.3	Tax Sharing Agreement with MedCom *

10.4	Administrative Services Agreement with MedCom *

10.5	Revolving Line of Credit with Medcom USA Incorporated*

23.1	Consent of Joseph Emas, Attorney at Law (see 5.1 opinion)*

23.2	Consent of S.E. Clark & Company Independent Auditor*

*Filed with Registration Statement on June 22, 2007.

SIGNATURES
SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on June 22, 2007.

By:	/s/ William P. Williams
William P. Williams
President, CEO, principal Accounting Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities indicated on June 22, 2007.

SIGNATURE	TITLE

/s/ William P. Williams	President, CEO, principal Accounting Officer, and Director

CARD ACTIVATION TECHNOLOGIES, INC.
Development Stage Company

Page

CONDENSED FINANCIAL STATEMENTS:
Condensed Balance Sheet at March 31, 2007	F-2

Condensed Statements of Operations for the three and six months ended March 31, 2007	F-3
and for the period from August 29, 2006 (inception) to March 31, 2007
Condensed Statements of Stockholders’ Equity for the six months ended March 31, 2007	F-4
and for the period from August 29, 2006 (inception) to March 31, 2007
Condensed Statements of Cash Flows for the six months ended March 31, 2007	F-5
and for the period from August 29, 2006 (inception) to March 31, 2007
NOTES TO CONDENSED FINANCIAL STATEMENTS	F-6

CARD ACTIVATION TECHNOLOGIES INC.
CONDENSED BALANCE SHEET
Development Stage Company

Unaudited
March 31, 2007
ASSETS

CURRENT ASSETS
Cash	$-
Total current assets	-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDERS' EQUITY:

CURRENT LIABILITIES:
Accounts payable	$32,735
Accrued Liabilities	-
Total current liabilities	32,735
Loans Payable - Affiliate	62,641

Total liabilities	95,377

STOCKHOLDERS' DEFICIT:
Preferred stock, $.0001 par value, 1,000,000 shares authorized 0 issued and outstanding	-
Common stock, $.0001 par value, 175,000,000 shares authorized 146,770,504 outstanding	14,677
-
Paid in capital	-
Accumulated deficit	(110,054)
Total stockholders' deficit	(95,377)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$-

The accompanying notes are an integral part of these financial statements

CARD ACTIVATION TECHNOLOGIES INC.
CONDENSED STATEMENT OF OPERATIONS
Development Stage Company
FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM AUGUST 29, 2006 (INCEPTION) TO MARCH 31, 2007

	Three Months	Six Months	For the Period from August 29, 2006 (inception) to March 31, 2007
Revenue	-	-	-
Total	-	-	-

OPERATING EXPENSES:
General and Administrative	15,000	94,296	110,054
Total operating expenses	15,000	94,296	110,054
OPERATING LOSS	(15,000)	(94,296)	(110,054)

OTHER (INCOME) AND EXPENSES
Total other expense	-	-	-

LOSS BEFORE INCOME TAXES	(15,000)	(94,296)	(110,054)

INCOME TAX (BENEFIT) PROVISION	-	-	-

NET LOSS	$(15,000)	$(94,296)	$(110,054)

NET LOSS PER SHARE:

Basic:	(0.00)	(0.01)

Diluted:	(0.00)	(0.01)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:

Basic	14,677,504	14,677,504

Diluted	14,677,504	14,677,504

The accompanying notes are an integral part of these financial statements

CARD ACTIVATION TECHNOLOGIES INC.
Development Stage Company
CONDENSED STATEMENT OF STOCKHOLDERS’ DEFICIT FOR
FOR SIX MONTHS ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM AUGUST 29, 2006 (INCEPTION) TO MARCH 31, 2007

	Common Stock		Preferred Stock		Treasury	Accumulated
	Shares	Amount	Shares	Amount	Stock	Deficit	Total

				$-	$-		-
Stock Issued August 29, 2006	-	-					-
September 30, 2006 Accumulated Deficit						(15,758)	(15,758)
September 30, 2006	-	-	-	-	-	(15,758)	(15,758)
Stock issued in Spin off	146,770,504	14,677					14,677
March 31, 2007 Accumulated Deficit						(94,296)	(94,296)
March 31, 2007	146,770,504	14,677	-	-	-	(110,054)	(95,377)

The accompanying notes are an integral part of these financial statements

CARD ACTIVATION TECHNOLOGIES INC.
CONDENSED STATEMENT OF CASH FLOWS
Development Stage Company
FOR THE SIX MONTHS ENDED MARCH 31, 2007
AND FOR THE PERIOD FROM AUGUST 29, 2006 (INCEPTION) TO MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	Six Months	For the Period from August 29, 2006 (inception) to March 31, 2007
Net (loss)	$(94,296)	$(110,054)
Adjustments to reconcile net income to net cash (used in) operating activities:
Common Stock Issued in Spin off	14,677	14,677
Changes in assets and liabilities:
Accounts payable	32,736	48,494
Net cash (used in) operating activities	(46,883)	(46,883)

CASH FLOWS FROM INVESTING ACTIVITIES:
	-	-
Net cash from investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
	-	-
Loans from Affiliates	46,883	46,883
Net cash provided by financing activities	46,883	46,883

INCREASE IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	-	-

The accompanying notes are an integral part of these financial statements

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 - BACKGROUND

Card Activation Technologies, Inc. (“CAT or The Company”) was incorporated in the state of Delaware on August 29, 2006.  The Company is a development stage company and is a subsidiary of MedCom USA, Incorporated (EMED.OB).  The company received, through a spin off, the ownership of a patent of MedCom USA Incorporated.  The company has not begun the process of operating this business and is still in the process of reviewing the impact of the patent infringement costs, and future cash flow from successful litigation.  The Company was incorporated for the sole purpose of financing and litigation patent infringements related to the unauthorized use of electronic activation of phone, gift and infinity cards.   CAT is incorporated in Delaware with the focus on the licensing of the proprietary patented technology of electronic activation of phone, gift and affinity cards.

The MedCom Management intends to spin off Card Activation Technology, Inc. into a separately traded company. Under the current plan, shareholders will receive one share in the new entity for each share of MedCom they own on the record date.  The MedCom Renewable card system patent was created by MedCom as part of its card building technology endeavors in the 1990's. The patent covers the technology and process for taking a card with a magnetic strip or other data capture mechanism and activating the card by downloading a determined monetary value onto the card for use at a later date for different types of transactions. This process can be utilized for prepaid phone cards, gift cards, and affinity cards. New View Technologies, which was acquired by MedCom in December 1996, developed the patent and all patents were assigned by New View Technologies to MedCom.

Our fiscal year end is September 30, 2006.

NOTE 2 - INTERIM FINANCIAL STATEMENTS

The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The interim financial statements, notes and accounting policies included in the Company's Form l0-SB for the year ended September 30, 2006 as filed with the SEC. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of financial position as of March  31, 2007 and the related operating results and cash flows for the interim period presented have been made. The results of operations, for the period presented are not necessarily indicative of the results to be expected for the year.

CARD ACTIVATION TECHNOLOGIES, INC.

Development Stage Company

AUDITED FINANCIAL STATEMENTS

For the Period Ended September 30, 2006

With Report of Registered Public Accountants

CARD ACTIVATION TECHNOLOGIES, INC.
Development Stage Company

Page

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:	F-9
S E Clark & Company P.C.

CONSOLIDATED FINANCIAL STATEMENTS:
Balance Sheet at September 30, 2006	F-10

Statements of Operations for the period ended September 30, 2006	F-11

Statements of Stockholders’ Equity for the period ended September 30, 2006	F-12

Statements of Cash Flows for the period ended September 30, 2006	F-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-14

S.E.Clark & Company, P.C.

Registered Firm:  Public Company Accounting Oversight Board

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Card Activation Technologies, Inc.
Scottsdale, Arizona

We have audited the accompanying balance sheet of Card Activation Technologies, Inc. (the "Company"), as of September 30, 2006 and the related statements of operations, changes in stockholders’ equity, and cash flows for the current and accumulated period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Card Activation Technologies, Inc. (the "Company"), as of September 30, 2006 and the results of its operations and its cash flows for the current and accumulated periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the accumulation of losses and shortage of capital raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 3.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ S.E.Clark & Company, P.C.

Tucson, Arizona
December 15, 2006

744 N. Country Club Road, Tucson, AZ 85716  (520) 323-7774, Fax (520) 323-8174, seclarkcpa@aol.com

CARD ACTIVATION TECHNOLOGIES INC.
BALANCE SHEET
Development Stage Company

September 30,
2006

ASSETS
CURRENT ASSETS:
Cash	$—

Total current assets	—
TOTAL ASSETS	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$—
Accrued Liabilities	—

Total current liabilities	—
Loans Payable —Affiliate	15,758
15,758
STOCKHOLDERS’ DEFICIT:
Common stock, $.0001 par value, 175,000,000 shares authorized 0 issued and outstanding	—
Preferred shares, $.001par value, 1,000,000 shares authorized 0 issued and outstanding	—
Paid in capital	—
Accumulated deficit	(15,758)
Total stockholders’ deficit	(15,758)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$—

See accompanying notes to financial statements

CARD ACTIVATION TECHNOLOGIES INC.

STATEMENT OF OPERATIONS
Development Stage Company

FOR THE CURRENT AND ACCUMULATED
PERIOD ENDED SEPTEMBER 30, 2006

2006

REVENUES:
Revenue	$—
Total	—
OPERATING EXPENSES:
General and Administrative	15,758
Selling and Marketing	—
Depreciation and amortization	—
Total operating expenses	15,758
OPERATING LOSS	(15,758)
OTHER (INCOME) AND EXPENSES
Interest Expense	—
Total other expense	—
LOSS BEFORE INCOME TAXES	(15,758)
INCOME TAX (BENEFIT) PROVISION	—
NET LOSS PER SHARE	$(15,758)
NET LOSS PER SHARE
Basic:	$—
Diluted:	$—
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic:	—
Diluted:	—

See accompanying notes to financial statements

CARD ACTIVATION TECHNOLOGIES INC.

STATEMENT OF CASH FLOWS
Development Stage Company

FOR THE CURRENT AND ACCUMULATED
PERIOD ENDED SEPTEMBER 30, 2006

2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(15,758)
Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation and amortization	—
Change in assets and liabilities:
Accrued Liabilities	—
Accounts payable	—
Net cash (used in) operating activities	(15,758)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash (used in) provided by investing activities	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of Common Stock	—
Loans from Affiliates	15,578
Net cash provided by financing activities	15,578
INCREASE IN CASH	—
CASH, BEGINNING OF YEAR	—
CASH, END OF YEAR	$—

See accompanying notes to financial statements

CARD ACTIVATION TECHNOLOGIES INC.

STATEMENT OF STOCKHOLDERS’ EQUITY
Development Stage Company

FOR THE CURRENT AND ACCUMULATED
PERIOD ENDED SEPTEMBER 30, 2006

	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

			$—		—
					—
Accumulated Deficit			$—	$(15,758)	$(15,758)
Balance at September 30, 2006	—	—	$—	$(15,758)	$(15,758)

See accompanying notes to financial statements

CARD ACTIVATION TECHNOLOGIES, INC.
Development Stage Company
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDING SEPTEMBER 30, 2006

1.  DESCRIPTION OF BUSINESS
Card Activation Technologies, Inc. (“CAT or The Company”) was incorporated in the state of Delaware on August 29, 2006.  The Company is a development stage company and is a wholly owned subsidiary of MedCom USA, Incorporated (EMED.OB).  The company received, through a spin off, the ownership of a patent of MedCom USA Incorporated.  The company has not begun the process of operating this business and is still in the process of reviewing the impact of the patent infringement costs, and future cash flow from successful litigation.  The Company was incorporated for the sole purpose of financing and litigation patent infringements related to the unauthorized use of electronic activation of phone, gift and infinity cards.   CAT is incorporated in Delaware with the focus on the licensing of the proprietary patented technology of electronic activation of phone, gift and affinity cards
The MedCom Management intends to spin off Card Activation Technology, Inc. into a separately traded company. Under the current plan, shareholders will receive one share in the new entity for each share of MedCom they own on the record date.  The MedCom Renewable card system patent was created by MedCom as part of its card building technology endeavors in the 1990's. The patent covers the technology and process for taking a card with a magnetic strip or other data capture mechanism and activating the card by downloading a determined monetary value onto the card for use at a later date for different types of transactions. This process can be utilized for prepaid phone cards, gift cards, and affinity cards. New View Technologies, which was acquired by MedCom in December 1996, developed the patent and all patents were assigned by New View Technologies to MedCom.

2.   BASIS OF PRESENTATION
The accompanying financial statements represent the financial position and results of operations of the Company and includes the accounts and results of operations of the Company.  The accompanying financial statements include only the subsidiary Company for the period ended September 30, 2006.

3. GOING CONCERN ISSUES
Management cannot provide any assurances that they will be able to secure sufficient funds to satisfy the cash requirements for the next 12 months. The inability to secure additional funds would have a material adverse effect on the Company.
These financial statements are presented on the basis that the Company will continue as a going concern.   Other than the previously disclosed impairments, no adjustments have been made to these financial statements to give effect to valuation adjustments that may be necessary in the event the Company is not able to continue as a going concern.  The effect of those adjustments, if any, could be substantial.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). A summary of the Company's significant accounting policies follows:
(a)  Nature of Business
The Company was incorporated in Delaware on August 29, 2006 and is a development stage company.  The company is in the process of determining the expected cash flow from the patent infringement litigation.

(b)  Use of Estimates
The  preparation of financial  statements in conformity with U.S. GAAP requires  management  to make  estimates and  assumptions  that affect assets and liabilities at the date of the financial statements and the reported  amounts  of  revenues  and  expenses  during  the  reporting periods. Actual results could differ from those estimates.
The primary management estimates included in these financial statements are the impairment reserves applied to various long-lived assets and the fair value of its stock tendered in various non-monetary transactions.

(c)  Property and Equipment
Property and equipment will be recorded at cost less impairment and accumulated depreciation. Depreciation will be recorded using the straight-line method.
Management periodically assesses its ability to recover the cost of its long-lived assets in accordance with the provisions of SFAS 144. Costs deemed not recoverable are charged to operations and the asset cost reduced by the estimated impairment.
(d)  Cash and Cash Equivalents
Cash includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.  Cash balances are insured by the F.D.I.C. up to $100,000 per institution.
(e)  Fair Value of Financial Instruments
The financial instruments disclosed elsewhere in these notes are deemed to be representative of their fair values, as the interest rates approximate market rates giving consideration to their respective risks.  The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimates of fair values.
(f)  Income Taxes
The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.
(g)  Net Loss Per Share
Net Loss Per Share is calculated using the weighted average number of shares of common stock outstanding during the year.  The Company has adopted the provisions of SFAS No. 128 Earnings Per Share.
(h)  Stock-Based Compensation
Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation. In accordance with SFAS 123, the Company has elected to continue accounting for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."
The Company accounts for stock awards issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18 Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.  Under SFAS 123 and EITF 96-18, stock awards to nonemployees are accounted for at their fair value as determined under Black-Scholes option pricing model.
(i) Intangible Assets
The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, effective July 1, 2002.  As a result, the Company discontinued amortization of goodwill, and instead annually evaluates the carrying value of goodwill for impairment, in accordance with the provisions of SFAS No. 142.  The Company holds one asset the cost basis of the development of the patent infringement litigation.  The Company owns the patent technology of the electronic activation of gift, Affinity, and phone cards the patent had a cost basis of $13,100 of legal costs related to the establishment of the patent.  In first quarter 2006 of MedCom.  MedCom impaired the entire value of the patent cost because there were not yet any proven revenues related to the patent infringement litigation.
Research and Development costs are expensed as incurred.

Impairment of Long-Lived Assets is assessed by the Company for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable.  Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the assets’ net carrying value.  The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

5.   SHARE CAPITAL
On August 29, 2006, the Company authorized 175,000,000 shares of common stock, at $.0001 par value and no shares were issued to its shareholders.  The company authorized 1,000,000 of preferred shares at a par value of .001 and no shares were issued to its shareholders as of September 30, 2006.

6.  INCOME TAXES
The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. CAT is a wholly owned subsidiary of MedCom and will be spun off as a taxable  exchange and as the there will a proportionate distribution of stock based on the shareholders of record at a particular date to be determined.  Medcom will retain 40.9% of the stock distribution whereas this does not qualify as a tax free exchange.  The overall tax consequence to all the shareholders is approximately $14,700. The stock had no value at the time of spin-off and the only tangible valuation to assign to the taxability of the stock received is par value.

7.  COMMITMENTS AND CONTINGENCIES
The Company has entered into various consulting agreements with outside consultants. However, certain of these agreements included additional compensation on the basis of performance.  The consulting agreement are with key shareholders that are instrumental to the success of the company and its development of it product.

8.  RELATED PARTY TRANSACTIONS
Card Activation is managed by its key officer and director William P. Williams as of September 30, 2006.  The company appointed William Bednarski as the Company’s Chief Operating Officer.  Mr. Williams is the single largest shareholder, sole officer, and director of MedCom.

9.  NET LOSS PER SHARE
Restricted shares and warrants are not included in the computation of the weighted average number of shares outstanding during the periods.  There are no restricted shares or warrants issued in the Capital of Card Activation.  The net loss per common share is calculated   by dividing the consolidated loss by the weighted average number of shares outstanding during the periods.

10.  SUBSEQUENT EVENTS
The company’s management consisted of William P. Williams CEO and William Bednarski COO.  The company received a patented technology that litigation of patent infringement will ensue.  The Company has sent out notice of patent infringement to three very large abuses and unauthorized use of the company’s patent technology.  The company is related to MedCom and the key officer and Directors will be the key to success to this development stage company.

Pursuant to the above the following action has been taken:

On October 13, 2006 a patent infringement suit was filed against McDonald’s Corporation and Walgreen Co, et al, in the Federal District Court for the Northern District of Illinois.

On November 28, 2006 a patent infringement suit was filed against Sears Holding Corporation, also in the Federal District Court for the Northern District of Illinois.

The intellectual property attorneys are pursuing these cases on a contingent fee basis, whereby they will receive approximately 35% of amounts recovered, if successful.

Spin Off

On October 31, 2006, the MedCom board of directors declared a stock dividend to its shareholders of record at the end of business on December 15, 2006 of one share of Common Stock in the Company for every one share of common stock of MedCom owned by its shareholders. This was a dividend of 86,770,504 shares of our Common Stock. MedCom retained the balance of 60,000,000 shares of Common Stock.

Following the spin off, CAT and MedCom will operate separately, each as independent public companies. In order to govern the relationship between our company and MedCom after the spin off and to provide mechanisms for an orderly transition, we and MedCom are entering into certain agreements which will facilitate the spin off, govern our relationship with MedCom after the spin off and provide for the allocation of tax and other liabilities and obligations.

The following is a summary of the terms of the material agreements we are entering into with MedCom.

Separation Agreement

The separation agreement governs the contribution of MedCom’s card technology business to us, the subsequent distribution of shares of our common stock to MedCom stockholders and other matters related to MedCom’s relationship with us.

Tax Sharing Agreement

In connection with the separation agreement, we have entered into a tax sharing agreement with MedCom. This agreement (1) governs the allocation of U.S. federal, state, local, and foreign tax liability between us and MedCom, (2) provides for certain restrictions and indemnities in connection with the tax treatment of the distribution, and (3) addresses certain other tax-related matters.

Administrative Services Agreement

Under an administrative services agreement between the MedCom and us, we have agreed to share certain administrative functions and personnel until we can establish our own administrative operating systems and hire its own personnel.

Stock Option Plan

On October 31, 2006, the Company adopted an employee stock option plan, which acts as an incentive stock option plan, under which the Company’s officers, directors, consultants, and employees will be eligible to receive, in relevant part, either securities or stock options exercisable for the Company’s securities at exercise prices that may be equal to or lower than the offering price. The Company has reserved 1,000,000 shares of Common Stock for issuance under this plan. No options have been issued under this plan.

* * * * * *